33

SECURITI 04004017 IMISSION
Wash...

SEC FILE NUMBER
8-53655

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ronin Capital, L.L.C.

OFFICE USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 188

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Chambers (312) 244-5253
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Trevor Chambers, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental information pertaining to the firm of Ronin Capital, L.L.C. (the Company) as of December 31, 2003, are true and correct. I further affirm that neither the Company, nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

SEAL
BURDA
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-21-06

Trevor Chambers
Controller

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Consolidated Statement of Financial Condition
( ) (c) Consolidated Statement of Income
( ) (d) Consolidated Statement of Changes in Members' Equity
( ) (e) Consolidated Statement of Cash Flows
( ) (f) Consolidated Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplementary Report on Internal Control

Consolidated Statement of Financial Condition

Ronin Capital, L.L.C.

December 31, 2003
with Report of Independent Auditors

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

The Members
Ronin Capital, L.L.C.

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, L.L.C. as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Ronin Capital, L.L.C. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 26, 2004

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 1,784,311
Securities owned	1,332,461,230
Securities purchased under agreements to resell	1,879,488,206
Derivative contracts	626,965,134
Receivable from clearing brokers	169,960,481
Interest and dividends receivable	13,925,275
Exchange memberships	6,173,201
Furniture, equipment, software, and leasehold improvements (net of accumulated depreciation and amortization of $1,131,553)	4,947,808
Other assets	858,269
Total assets	$4,036,563,915
Liabilities and members' equity	
Securities sold, not yet purchased	$1,450,981,230
Securities sold under agreements to repurchase	1,571,158,206
Derivative contracts	697,577,987
Payable to clearing brokers	83,229,969
Interest and dividends payable	19,640,096
Accounts payable and accrued liabilities	13,485,731
Total liabilities	3,836,073,219
Members' equity (includes minority interest of $90,478)	200,490,696
Total liabilities and members' equity	$4,036,563,915

See accompanying notes.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

1. Organization and Significant Accounting Policies

Nature of Operations

The consolidated statement of financial condition includes the accounts of Ronin Capital, L.L.C. (a Delaware limited liability company) and its wholly owned and majority owned subsidiaries, Bushido Execution Services & Technology LLC (Bushido), RJS Global, L.L.C (RJS), TPG Global, L.L.C (TPG), Stafford Trading Europe Limited, and Ronin Trading, JV (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, and derivative financial instruments for its own account. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, Chicago Stock Exchange, American Stock Exchange, New York Mercantile Exchange, and Eurex.

The Company was formed on October 22, 2001, and commenced operations on December 1, 2001. The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2090.

Both RJS and TPG are Delaware limited liability companies, broker-dealers registered under the Securities Exchange Act of 1934, members of the Chicago Stock Exchange, and are primarily engaged in the trading of fixed income securities. Bushido, a Delaware limited liability company, is registered with the National Futures Association and is primarily in the business of providing futures and options execution services on the Chicago Mercantile Exchange and Chicago Board of Trade. Ronin Trading, JV is a market-maker in equity index options on the American Stock Exchange. In March 2003, the Company discontinued the trading operations of Stafford Trading Europe Limited (see Note 5).

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

1. Organization and Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained approximately $1.9 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparty to all resale and repurchase transactions at December 31, 2003, is a major financial institution.

Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Derivative Contracts

Derivative contracts include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices. Futures transactions are recorded in receivable from/payable to clearing brokers in the consolidated statement of financial condition, netted by clearing broker. The remaining derivatives are recorded in derivatives contracts in the consolidated statement of financial condition.

1. Organization and Significant Accounting Policies (continued)

Receivable From and Payable to Clearing Brokers

Receivables and payables relating to trades pending settlement are netted in receivable from clearing brokers in the consolidated statement of financial condition. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Exchange Memberships

Exchange memberships are recorded at cost unless management believes there has been a permanent impairment in the value of a membership. The market value of the Company's exchange memberships based on the higher of the last sale or bid is approximately $7.8 million at December 31, 2003.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or contract amounts and are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2003, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$ 707,739,498	$ 469,441,922
Equity securities	610,204,647	981,260,528
Convertible securities	14,517,085	278,780
	$1,332,461,230	$1,450,981,230

All securities owned are pledged to either repurchase counterparties or the clearing brokers on terms which permit those parties to sell or repledge the securities subject to certain limitations. At December 31, 2003, approximately $26.3 million in U.S. government securities are pledged as collateral for a letter of credit that is a contingent obligation of a member of the Company.

3. Derivative Financial Instruments

The fair value of derivative contracts at December 31, 2003, consisted of the following:

	Assets	Liabilities
Options	$389,040,168	$423,740,786
Options on futures contracts	237,924,966	273,837,201
	$626,965,134	$697,577,987

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

3. Derivative Financial Instruments (continued)

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

4. Agreements With Clearing Brokers

The Company conducts business with several clearing brokers for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk. Substantially, all assets and liabilities of the Company reflected on the consolidated statement of financial condition are positions with and amounts receivable from or payable to one of these brokers.

5. Discontinued Operations

In March 2003, the Company decided to discontinue the operations of Stafford Trading Europe Limited (STEL) following the departure of several traders. STEL closed out all trading positions and ceased operations in March 2003. Management expects to complete substantially all activities related to the liquidation of STEL by July 2004.

STEL vacated its London office in conjunction with ceasing its trading operations. In November 2003, STEL signed a deed of surrender and release (the Deed) with TD Securities Limited (TDSL) that eliminated STEL's obligations under its former lease. However, the deed provides that STEL is responsible for a percentage of the rent due

5. Discontinued Operations (continued)

under the former lease not covered by payments from a subtenant. In accordance with Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, the Company has accrued a liability related to payments to be made to TDSL under the Deed. In April 2010, the subtenant has the option to terminate or continue the sublease. If the subtenant chooses to terminate the sublease, STEL is obligated to TDSL for payments under the former lease (approximately $53,000 per month) through December 2015, or until a new subtenant is located. Payments related to the Deed, including contingent payments dependent on the subtenant's termination option in April 2010, are not included in the table of lease commitments in Note 6.

6. Commitments and Contingencies

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through June 2012. At December 31, 2003, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more were as follows:

	Amount
2004	$ 819,418
2005	785,162
2006	793,219
2007	807,677
2008	822,496
Thereafter	1,111,748
	$5,139,720

The terms of the Company's principal lease require that the Company deposit a standby letter of credit of $641,584 at December 31, 2003.

The Company has been named as a defendant in legal actions. The Company believes it has strong defenses and intends to defend itself vigorously against the claims asserted in these matters.

As a successor to a portion of the business of JSS Investments, LLC, the Company assumed certain obligations related to an arbitration proceeding.

7. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, (FIN 45). Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2003, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2003, are included as liabilities in derivatives contracts on the consolidated statement of financial condition.

8. Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements at December 31, 2003, consisted of the following:

	Amount
Computer equipment and software	$3,360,968
Furniture and fixtures	679,868
Leasehold improvements	2,038,525
	6,079,361
Accumulated depreciation	(1,131,553)
	$4,947,808

In accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalized $185,750 of expenses related to internal software development during 2003.

In 2003, the Company purchased computer equipment under a capital lease. Leased equipment totaling $115,951 is included in computer equipment and software in the table above and amortization expense of $19,325 is included in accumulated depreciation above. The Company will make additional lease payments of $57,188 during 2004.

9. Benefit Plan

The Company sponsors a profit-sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

10. Related Party Transactions

During 2003, the Company paid management fees of approximately $2.1 million to CTN Strategic Investments, LLC (CTN), which manages certain trading strategies for the Company. CTN is majority-owned by one of the members of the Company.

The principal members of the Company have a noncontrolling interest in Edge Trading Systems, LLC (Edge), a subsidiary of TD Equity Options, Inc. Edge provides technology services and support to the Company under the terms of a services agreement. The Company recorded $3.9 million in expense related to services provided by Edge during 2003.

A member of the Company has an equity investment in Quantitative Analytics, Inc. (QAI), a financial data provider. During 2003, the Company paid QAI $166,832 for its services.

11. Net Capital Requirements

The Company is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided by the Rule. The Rule requires the maintenance of minimum net capital of $495,000. At December 31, 2003, the Company had net capital of $69,463,143, which was $68,968,143 in excess of its required net capital. The Company's subsidiaries are also subject to capital requirements. At December 31, 2003, RJS had net capital of $3,410,102, which was $3,310,102 in excess of its required net capital. At December 31, 2003, TPG had net capital of $3,610,744, which was $3,510,744 in excess of its required net capital. At December 31, 2003, Bushido had net capital of $435,763, which was $405,763 in excess of its required net capital. At December 31, 2003, Ronin Trading, JV had net capital of $8,242,556, which was $8,227,556 in excess of its required net capital. STEL ceased trading activities in 2003 and, therefore, does not have a regulatory capital requirement. As permitted by Appendix C to SEC Rule 15c3-1, the net capital computation of Ronin Capital, L.L.C. includes the equity of its consolidated subsidiaries. The Company's minimum net capital requirement is determined by adding the minimum requirements of Ronin Capital, L.L.C. and its subsidiaries.

11. Net Capital Requirements (continued)

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

12. Subsequent Event – Adoption of Operating Agreement

Effective January 1, 2004, Ronin Capital, L.L.C. adopted a new operating agreement. The agreement provides for three classes of membership interest in the Company. Effective January 1, 2004, the Class A members contributed their membership interest, representing approximately 89% of the Company's members' equity, to Zen Holdings, LLC.